Free Writing Prospectus

Filed Pursuant To Rule 433

Registration No. 333-217785

July 20, 2018

Why Investors Should Be Looking at Gold ETFs

By Max Chen

July 19, 2018

As investors look to the second half of the year and consider the potential impacts of the broader market and investment portfolios, some may look to gold to diversify and hedge market risks.

On the recent webcast (available On Demand for CE Credit), 5 Keys to Striking Gold in Your Portfolio, Matthew Bartolini, Vice President and Head of SPDR Americas Research at State Street Global Advisors, warned of a number uncertainties that could continue to affect the markets.

“The road ahead may be littered with tighter monetary policy, rising interest rates, building inflationary pressures, fragile trade negotiations and geopolitical flare-ups,” Bartolini said. “Simultaneously, and perhaps unluckily, global synchronized growth which was so instrumental in boosting asset prices in the last year is dwindling.”

Looking at the global economy, Bartolini warned that economic sentiment remains well below peak levels across all regions, with the Eurozone deteriorating the most. Meanwhile, the massive U.S. fiscal policy has so far failed to materially change the growth trajectory and corporate profits likely peaked in the first quarter. The overall environment is also being shadowed by elevated macro risk from a back drop of escalating trade conflicts.

“Not surprisingly, with very few identifiable catalysts to drive risk assets higher, most assets have just treaded water in the first half of 2018,” Bartolini said.

Looking to Alternative Assets Like Gold

Given the heightened uncertainty and potential for further risks ahead, investors may look to alternative assets, like gold, to help smooth out swings in a traditional portfolio of stocks and bonds.

“Gold prices tend to increase when volatility increases – we have seen that historically and we have seen this earlier this year,” Juan Carlos Artigas, Director of Investment Research for the World Gold Council, said.

“A more sustained increase in volatility is likely to bring attention to gold,” he added.

Gold has historically helped a portfolio zig while traditional assets zag, providing investors with an asset that exhibits a lower correlation to stocks and bonds.

“Gold is known to have relatively low historical correlation to stocks and other major asset classes,” Artigas said. “However, its effectiveness as diversifier goes a bit further. Gold’s historical correlation to stocks when stocks are rising rapidly has tended to be positive, capturing some of the upside. However, when stock markets pull back, the historical correlation has tended to turn negative, as the gold price has historically tended to increase.”

Gold’s Long-Term Return

Furthermore, George Milling–Stanley, Vice President and Head of Gold Strategy for State Street Global Advisors, also highlighted gold’s long-term return, which is not significantly lower than equities and equities have a greater degree of risk. Gold also produces attractive long-term, risk-adjusted returns as the precious metal improves an investment portfolio’s Sharpe ratio.

Artigas argued that gold may strengthen ahead as a hedge against a broad market pullback and rising inflationary pressures. The yield curve is very close to becoming inverted, which has historically been a signal to an eventual recession. Inflation is on the rise, and gold is typically used as an inflation hedge. Meanwhile, net longs are very low, which many buy-and-hold investors often used as buying opportunities.

Gold may also be entering a period of seasonal strength. Artigas pointed out that in the second half, especially in September and November, the market usually experiences seasonally strong gold demand in India and China.

Nevertheless, Artigas warned of some headwinds, such as higher interest rates that increase the opportunity cost of investing in non-yielding gold and a strengthening U.S. dollar that has provided resistance to a breakout in gold.

While the U.S. dollar strengthens, investors may still capture the potential upside in gold without worrying about an appreciating USD. Milling–Stanley pointed out that investors have been quick to seize the opportunity to add to holdings in the SPDR Long Dollar Gold Trust (NYSEArca: GLDW). The dollar-hedged gold ETF may help investors gain exposure to gold bullion price movements to limit the negative effects of potential market volatility, without worrying about an appreciating U.S. dollar.

The SPDR Gold Shares (NYSEArca: GLD), the largest physically backed gold-related ETF on the market, has been the go-to ETF option for gold exposure.

The World Gold Council and State Street Global Advisors also recently expanded on the gold ETF theme with the launch of a new offering that provides the cheapest exposure along with a low share price to those investors seeking exposure to the yellow precious metal. The SPDR Gold MiniShares Trust (NYSEArca: GLDM) has a 0.18% expense ratio and was initially listed at a per-share trading price of 1/100th of an ounce of gold, as represented by the LBMA Gold Price PM (USD).

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.